OPTION AND ACCESS AGREEMENT

THIS OPTION AGREEMENT dated as of the 10th day of December, 1998.

BETWEEN:

FRANCO-NEVADA MINING CORPORATION LIMITED, a corporation incorporated pursuant to the laws of Canada, Suite 1900, Box 2005, 20 Eglinton Avenue West, Toronto, Ontario M5C 1Y2

("Franco")

- and -

PELANGIO-LARDER MINES, LIMITED, a corporation incorporated pursuant to the laws of the Province of Ontario, 539 Moorelands Crescent Milton, Ontario L9T 4B2

("Pelangio")

(Franco and Pelangio collectively referred to as the "Detour Lake Joint Venture")

- and -

PLACER DOME (CLA) LIMITED, a corporation incorporated pursuant to the laws of Canada, 600 - 1055 Dunsmuir Street, P.O. Box 49305, Bentall Station, Vancouver, British Columbia V7X 1L3

("Placer")

WHEREAS Pelangio and Placer entered into a letter agreement (the "Letter Agreement") dated September 28, 1998 relating to various properties in the Detour Lake area, more particularly described in the schedules to the Letter Agreement;

AND WHEREAS the terms of the Letter Agreement provided that an option was granted by Placer with respect to the properties listed in Schedule 2 to the Letter Agreement which are listed as Schedule "A" to this Agreement (the "Property") on the terms set out in the Letter Agreement;

AND WHEREAS the Parties wish to detail the terms and conditions of the option (the "Option") as set out below;

NOW THEREFORE THIS OPTION AGREEMENT WITNESSES that in consideration of the mutual promises, covenants, conditions, representations and warranties herein set out, the parties hereto agree as follows:

ARTICLE ONE
INTERPRETATION

Section 1.01 **Definitions**

For the purposes of this Agreement, including the recitals and any schedules thereto, unless there is something in the subject matter or context inconsistent therewith, the following words and expressions shall have the following meanings:

(a) "Affiliates" means, as to any party, any person, partnership, joint venture, corporation or other form of enterprise which directly or indirectly controls or is controlled by or is under common control with that party, and for the purposes of this definition, "control" means possession, directly or indirectly, of the power to direct or cause the direction of management and policies through ownership of voting securities, contract, voting trust or otherwise;

(b) "Camp Claims Area" has the meaning set out in Section 2.11;

(c) "Camp Claims Area Sale Period" has the meaning set out in Section 2.11;

(d) "Closing Date" means December 10, 1998 or such other date as the parties may agree otherwise;

(e) "Closure Period" has the meaning set out in Section 2.06;

(f) "Closure Plan Completion" has the meaning set out in Section 2.02;

(g) "Mine Exploration Area" has the meaning set out in Section 2.08;

(h) "Mine Property" means the mineral and property interests more particularly described in Schedule "A" to this Agreement;

(i) "Mine Property Information" has the meaning set out in Section 2.06;

(j) "Mine Property NSR" has the meaning set out in Section 2.01;

(k) "Mine Property Net Smelter Returns Interest" shall mean the interests of Placer and its assigns in the Mine Property NSR;

(l) "Mine Property Purchase Price" has the meaning set out in Section 2.02;

(m) "Monitoring and Maintenance Obligations" has the meaning set out in Section 2.02;

(n) "Option" means the option granted pursuant to the Letter Agreement;

(o) "Permitted Encumbrances" means:

(i) the reservations, limitations, provisos and conditions expressed in the original Crown grants of the mining leases and patented claims comprising the Mine Property and the statutory exceptions to title identified in such mining leases and patented claims;

(ii) charges granted by public utilities in respect of their interest, identified in the mining leases and patented claims comprising the Mine Property;

(iii) liens for property taxes, charges, rates, duties, levies and assessments which are not yet due;

(iv) undetermined or inchoate liens and charges incidental to current construction or current operation which have not been filed or registered in accordance with applicable law or which written notice has not at the time been duly given in accordance with applicable law or which relate to obligations not at the time due or delinquent;

(v) the restrictive covenants, easements, rights-of-way (including, without limitation, any rights-of-way for roads or power lines), rights to cut and remove timber, surface rights restrictions and other similar rights and agreements identified in the mining leases and patented claims comprising the Mine Property;

(vi) any title defects or irregularities identified in the mining leases and patented claims comprising the Mine Property;

(vii) any other provisos, conditions, notations and encumbrances identified in the mining leases and patented claims comprising the Mine Property; and

(viii) any claim of right, title or jurisdiction which may be made or established to or over any lands, waters or products harvested therefrom by any aboriginal peoples by virtue and relying solely upon their status as aboriginal peoples.

ARTICLE TWO
MINE PROPERTY OPTION

Section 2.01 **Grant of Option**

The Detour Lake Joint Venture shall, subject to Section 2.02 and Section 2.11 hereof, have the option (the "Option") to purchase 100% of Placer's right, title and interest in and to the Mine Property, save and except: (i) a 1% net smelter returns interest to be granted by the Detour Lake Joint Venture to or to the direction of Placer in respect of the Mine Property and determined and paid by the Detour Lake Joint Venture in accordance with Schedule "B" attached hereto (the "Mine Property NSR"); and (ii) the Camp Claims Area, for consideration of the following payment and additional issuance of shares and warrants to or to the direction of Placer:

(a) $100,000 on the execution of this Option Agreement;

(b) delivery on the Closing Date of a share certificate representing 250,000 common shares of Pelangio; and

(c) delivery on the Closing Date of a warrant certificate representing 250,000 warrants of Pelangio. Each warrant to be exercisable within 3 years from the Closing Date

(the $100,000 payment and the delivery of the shares and warrants described above in this Section 2.01 shall be collectively referred to as the "Mine Property Option Payment").

Section 2.02 **Exercise of Option**

The Detour Lake Joint Venture may exercise the Option by making an additional payment of $400,000 (the "Mine Property Purchase Price") to or to the direction of Placer at any time on or before the expiry of 120 days from the date of completion ("Closure Plan Completion") by (and to the satisfaction of) Placer of all necessary rehabilitation and reclamation work pursuant to any closure plan in respect of the Mine Property and on condition that such work is completed in full compliance with the then existing and applicable laws except any ongoing monitoring and routine maintenance obligations imposed by the Director of Mine Rehabilitation (collectively the "Monitoring and Maintenance Obligations"). The closure plan completion shall be determined by receipt of a letter from the Ministry of Northern Development and Mines, addressing Placer's closure plan obligations. Placer shall immediately notify the Detour Lake Joint Venture upon Closure Plan Completion.

Section 2.03 **Effect of Payment of Mine Property Purchase Price**

Upon the payment of the Mine Property Option Payment and the Mine Property Purchase Price to or to the direction of Placer and the delivery of the Mine Property NSR, the Detour Lake Joint Venture will be deemed to have irrevocably satisfied the terms and conditions of the Option and to have exercised the Option free and clear of all encumbrances, save and

except the Mine Property Net Smelter Returns Interest, the Permitted Encumbrances and subject to Section 2.11 hereof.

Section 2.04 **Purchase Price for Mine Property NSR**

The Mine Property NSR may be purchased by the Detour Lake Joint Venture at any time by paying to or to the direction of Placer the sum of $1,000,000.

Section 2.05 **Monitoring and Maintenance Obligations**

If Placer has ongoing Monitoring and Maintenance Obligations after exercise of the Option by the Detour Lake Joint Venture and Closure Plan Completion, and if Placer's indemnity obligations pursuant to Section 4.03 have not ceased as a result of Section 4.03(d)(i) or (ii), then Placer or an affiliate shall perform or cause to be performed the Monitoring and Maintenance Obligations at its sole expense until such time as such obligations have been completed as determined in the sole discretion of Placer, acting reasonably, or until the Service Agreement (described below) shall have been entered into, whichever first occurs.

After exercise of the Option by the Detour Lake Joint Venture and Closure Plan Completion, and if Placer's indemnity obligations pursuant to Section 4.03 have ceased as a result of Section 4.03(d)(i) or (ii), then the Detour Lake Joint Venture shall, upon the request of Placer, enter into a service agreement (the "Service Agreement") with Placer or an affiliate in respect of the performance by Placer or an affiliate of the Monitoring and Maintenance Obligations. The Service Agreement shall contain terms and conditions acceptable to each of the parties, acting reasonably, and shall be commensurate with prevailing mining industry standards in Ontario. The Service Agreement shall provide that Placer or an affiliate be paid a fee by the Detour Lake Joint Venture equal to the cost incurred by Placer or an affiliate in performing the Monitoring and Maintenance Obligations plus a mark-up of five percent (5%) of such costs. Placer or an affiliate will invoice the Detour Lake Joint Venture on a quarterly basis and the Detour Lake Joint Venture shall pay such fee on or before the expiry of thirty (30) days from the date of such invoice.

Section 2.06 **Access During Closure Period**

During the period of time (the "Closure Period") between the date of this Agreement and payment of the Mine Property Purchase Price, the Detour Lake Joint Venture shall have access to the Mine Property and to all of the records of Placer in respect of documents, maps, diamond drill core, geological and engineering reports, data and studies to review work being carried out on the Mine Property or to review results obtained from work carried out on the Mine Property, as the case may be (the "Mine Property Information"), provided, however that reasonable prior notice is given to Placer and that such access shall not unduly interfere with or disrupt the activities of Placer. The Detour Lake Joint Venture will acquire the right to take possession of the diamond drill core and the copies of the remainder of the Mine Property Information upon being deemed to have exercised the Option in accordance with Section 2.03 hereof. Notwithstanding anything contained herein, Placer shall not be required to provide access to, nor shall the Mine Property Information include, any trade secrets or proprietary processes of Placer.

Section 2.07 **No Representation or Warranty**

The parties agree that Placer is providing no representation or warranty in respect of the accuracy, completeness or validity of the Mine Property Information, and no such representation or warranty shall be deemed or implied, and the Detour Lake Joint Venture hereby forever releases and discharges Placer, its affiliates and subsidiaries and their respective directors, officers and employees from any and all claims in respect of the Mine Property Information.

Section 2.08 **Exploration During the Closure Period**

During the Closure Period, the Detour Lake Joint Venture shall have the right to conduct exploration work on the portions of leased claims numbered CLM 230, CLM 231, CLM 233, and CLM 234 within the Mine Property which do not, in the sole discretion of Placer, require rehabilitation or reclamation work by Placer (the "Mine Exploration Area") provided that reasonable prior notice is given by the Detour Lake Joint Venture to Placer and such exploration work shall not unduly interfere with or disrupt the activities of Placer and in this regard:

(a) The Detour Lake Joint Venture shall have the right to erect, bring and install all such buildings, machinery, equipment and supplies on the Mine Exploration Area as it shall deem necessary and proper and in such case, the Detour Lake Joint Venture shall be solely responsible for the removal of such buildings, machinery, equipment and supplies (and any reclamation in connection therewith) and shall comply with all applicable laws and governmental policies;

(b) the Detour Lake Joint Venture shall keep the Mine Exploration Area free from claims for liens, charges and encumbrances and, in the event of a lien, charge or encumbrance being recorded, it will on this fact becoming known to it forthwith take proceedings to have such lien, charge or encumbrance removed as soon as possible, provided, however, that the Detour Lake Joint Venture may dispute and contest any suit, claims, demand, loss or expense which forms the basis of a recorded lien, charge or encumbrance;

(c) all work done by the Detour Lake Joint Venture on the Mine Exploration Area (as defined in the Letter Agreement) shall be done in accordance with good mining practice and in compliance with all applicable laws of Ontario and Canada and if the Detour Lake Joint Venture (in the sole discretion of Placer, acting reasonably) fails to comply with such laws, the Detour Lake Joint Venture shall, at its sole expense, remedy such non-compliance to the satisfaction of Placer acting reasonably;

(d) the Detour Lake Joint Venture shall be responsible for and pay forthwith to Placer when due any increase in rents, taxes, rates or similar charges and any increased insurance premiums resulting from the presence of buildings, machinery, equipment and supplies or the activities of the Detour Lake Joint Venture on the Mine Exploration Area; and

(e) the Detour Lake Joint Venture shall indemnify Placer in accordance with Section 4.02 hereof..

Section 2.09 **Closure of Detour Lake Mine**

The Detour Lake Joint Venture acknowledges that Placer is currently completing mining at the Mine Property and that closure of the Detour Lake Mine is proceeding in due course and that rehabilitation and reclamation in accordance with its closure plan has begun and will be carried out at the sole discretion of Placer during the Closure Period. The Detour Lake Joint Venture agrees that the activities referred to in Section 2.08 above may be carried out only to the extent that they will have no adverse effect (in the sole discretion of Placer, acting reasonably) on the completion of mining and Placer's closure plan. Notwithstanding anything contained herein, Placer shall have the right, in its sole discretion, to continue mining at the Mine Property at any time prior to or during the Closure Period, even if the effect of such mining is to extend the Closure Period.

Section 2.10 **Transfer Document Preparation**

Placer shall prepare at its own expense all necessary documentation to transfer to and register in the name of Franco, or as the Detour Lake Joint Venture otherwise directs, the Mine Property, excluding the Camp Claims Area, forthwith after the Detour Lake Joint Venture is deemed to have exercised its Option in accordance with Section 2.03 hereof. The Detour Lake Joint Venture shall be responsible for the registration of such transfer documentation and the costs involved with such registration. All rents, land tax and similar charges shall be adjusted as at the closing of the transfer of the Mine Property pursuant to the exercise of the Option by the Detour Lake Joint Venture.

Section 2.11 **Camp Claims Area Arrangements**

Notwithstanding anything contained herein, it is acknowledged and agreed that Placer shall have the right to remain the owner of patented claim numbers 8533 COCH and 8534 COCH (collectively defined as the "Camp Claims Area") for a period of ten (10) years from the Closing Date (the "Camp Claims Area Sale Period") so that it may sell, lease, transfer or otherwise dispose of all or any combination of the buildings located on the Camp Claims Area (including, without limitation, the camp, warehouse, mill, office and shops) to third parties and the surface rights in connection therewith. During the Camp Claims Area Sale Period, the Detour Lake Joint Venture shall have the right to access the area comprising the Camp Claims Area known as the "main zone decline" (more particularly described or illustrated on Schedule "C' attached hereto) and the right of ingress to and egress from the Camp Claims Area for the purposes of conducting exploration, development and/or mining on the Mine Property and the Exploration Property (as defined in the Letter Agreement), but only to the extent such rights of access, ingress and egress have no adverse effect (in the sole discretion of Placer, acting reasonably) on the Closure Plan Completion and/or the surface operations of any third party on the Camp Claims Area. During the Camp Claims Area Sale Period, any such third party shall have the right of ingress to and egress from all areas comprising the Mine Property and the Exploration Property (as defined in the Letter Agreement), to the extent such rights are

reasonably required (and do not unduly interfere with the activities of the Detour Lake Joint Venture) by such third party to carry out its surface operations on the Camp Claims Area.

Section 2.12 **No Exploration Right During Camp Claims Area Sale Period**

Notwithstanding anything contained herein, the Detour Lake Joint Venture shall not have the right to explore, develop, or mine the Camp Claims Area during the Camp Claims Area Sale Period. The Detour Lake Joint Venture shall only be permitted to explore, develop and mine the Camp Claims Area after the exercise of the Option and the expiry of the Camp Claims Area Sale Period. Forthwith after such expiry and Option exercise, Placer shall prepare at its own expense all necessary documentation to transfer to and register in the name of the Detour Lake Joint Venture, or as the Detour Lake Joint Venture otherwise directs, the Camp Claims Area.

Section 2.13 **No Interference**

From and after the Closing Date up to and including the later of Closure Plan Completion and the expiry of the Camp Claims Area Sale Period, the Detour Lake Joint Venture shall not, in conducting its exploration, development and mining activities on the Exploration Property and Mine Property impede or otherwise interfere with the right-of-way for the road (and access thereon by Placer or any third party pursuant to Section 2.11 hereof) and/or the power line (and transmission of power therefrom), provided by land use permit #1206 and any subsequent permit(s) issued in connection therewith. Placer or its nominee (and if requested by Placer or its nominee, the Detour Lake Joint Venture) shall use reasonable efforts to obtain any new land use permit(s) after the expiry of land use permit #1206 in order to maintain the right-of-way for the road and/or power line, if Placer deems same necessary.

ARTICLE THREE
REPRESENTATIONS AND WARRANTIES

Section 3.01 **Placer Representations and Warranties**

Placer represents and warrants to the Detour Lake Joint Venture that with respect to the Mine Property:

(a) it is the beneficial owner of a 100% right title and interest in and to the Mine Property free and clear of any and all encumbrances, except Permitted Encumbrances;

(b) the Mine Property is properly and accurately described and is in good standing with respect to compliance with any and all obligations arising from or pertaining to the mining leases and/or patented claims comprising the Mine Property as of December 10, 1998 and will be in good standing as of the date of transfer of the Mine Property to the Detour Lake Joint Venture, or as the Detour Lake Joint Venture otherwise directs (excluding the Camp Claims Area, which shall be in

good standing as of the date of transfer of the Camp Claims Area to Franco, or as the Detour Lake Joint Venture otherwise directs);

(c) to the best of its knowledge, conditions on and relating to the Mine Property are in compliance with all applicable laws, regulations and orders relating to environmental matters, including, but not limited to, waste disposal and storage;

(d) to the best of its knowledge, there are no outstanding work orders or actions required to be taken relating to the condition of the Mine Property, or any operations thereon; and

(e) it has provided access to all material information, excluding any trade secrets or proprietary processes of Placer, in respect of the Mine Property to Pelangio.

Section 3.02 **Detour Lake Joint Venture Representation**

Franco and Pelangio each represent and warrant to Placer that:

(a) it has been duly incorporated and is a valid and subsisting corporation under the laws of the place of its incorporation and is duly qualified to hold mining claims, leases and other mining property and to carry on operations in the Province of Ontario;

(b) it has the authority to enter into this Agreement and to carry out the transactions contemplated herein and therein;

(c) all approvals required to be obtained for it to enter into this Agreement have been obtained; and

(d) it is not a non-resident of Canada for the purposes of the *Income Tax Act* of Canada.

ARTICLE FOUR
GENERAL

Section 4.01 **Ministry Approvals**

This Agreement and the transactions contemplated herein are conditional upon receipt of all necessary third party approvals and consents (including, without limitation those consents and approvals required by the Ministry of Northern Development and Mines and required under the Planning Act) and Placer agrees to obtain such necessary consents and approvals at its own expense. When requested, the Detour Lake Joint Venture shall use its best efforts to assist Placer with obtaining such consents and approvals.

Section 4.02 **Indemnity of Placer**

The Detour Lake Joint Venture shall, subject to Section 4.04 hereof, indemnify and save Placer, and its Affiliates and past, present and future directors, officers and employees of Placer and its Affiliates harmless from and against any and all claims, demands, costs, expenses, damages, fines, penalties, losses and liabilities of whatsoever nature and kind, direct or indirect, disclosed or undisclosed known, or unknown, determined or undetermined, including specifically but without limitation any and all of those related to environmental, reclamation or rehabilitation matters which:

(a) arise out of any activity, act, omission or obligation of the Detour Lake Joint Venture or its assigns in relation to the Mine Property whether the same existed, occurred or took place before or after the Closing Date; or

(b) arise from the breach by the Detour Lake Joint Venture of any term, condition or provision hereunder....

Section 4.03 **Indemnity of Detour Lake Joint Venture**

Placer shall, subject to Section 4.04 hereof, indemnify and save the Detour Lake Joint Venture, Franco, Pelangio, their Affiliates and past, present and future directors, officers and employees of Franco, Pelangio or their Affiliates harmless from and against any and all claims, demands, costs, expenses, damages, fines, penalties, losses and liabilities of whatsoever nature and kind, direct or indirect, disclosed or undisclosed, known or unknown, determined or undetermined, including specifically but without limitation any and all of those related to environmental, reclamation or rehabilitation matters or Monitoring and Maintenance Obligations which:

(a) arise out of any activity, act, omission or obligation of Placer, up to and including the date of Closure Plan Completion in relation to the Mine Property, excluding the Camp Claims Area;

(b) arise out of any activity, act, omission or obligation of Placer, up to and including the date of expiry of the Camp Claims Area Sale Period, in relation to the Camp Claims Area;

(c) arise out of any activity, act, omission or obligation of any third party occupying or conducting operations on the Camp Claims Area pursuant to Section 2.11 hereof, during the Camp Claims Area Sale Period, in relation to the Camp Claims Area; and

(d) arise from the breach by Placer of any term, condition or provision hereunder.

Notwithstanding anything contained herein, Placer shall not be required to indemnify and save the Detour Lake Joint Venture harmless:

(i) from any claim arising from or in connection with a change in any applicable law as such change pertains to a matter set out in Section

4.03(a), (b), (c) and (d) hereof after the applicable date or period, as the case may be, referenced in each such subsection; or

(ii) from any claim in respect of the Mine Property and/or Camp Claims Area arising after the earlier of the date on which the Detour Lake Joint Venture makes any use whatsoever (excluding rights of access, ingress and egress) of the mine, millworkings, infrastructure (including, without limitation, any buildings) and/or tailings pond located on the Mine Property, the date on which any mining and/or construction commencement activities of the Detour Lake Joint Venture on the Exploration Property adversely effect (in the sole discretion of Placer, acting reasonably) the condition of the Mine Property and/or Camp Claims Area, and the date on which the Detour Lake Joint Venture decides, in its sole discretion, to place the Mine Property and/or Camp Claims Area (or any portion thereof) into commercial production. The Detour Lake Joint Venture shall notify Placer on or before the expiry of five (5) business days from having made such decision. If the Detour Lake Joint Venture does not notify Placer of such decision, then it will be deemed to have made such decision upon commencement of construction of a mine on the Mine Property and/or Camp Claims Area (or any portion thereof).

For the purposes of this paragraph, the Detour Lake Joint Venture will be deemed to have commenced construction of a mine upon incurring any of the costs of constructing a mine or mineral processing facilities contemplated by any feasibility study it completes on the Exploration Property (as defined in the Letter Agreement), Mine Property and/or Camp Claims Area (or any portion thereof).

Section 4.04 **Limitation on Indemnity**

Notwithstanding anything contained herein, any claim by a party for indemnification from the other party shall not apply if:

(a) the party claiming indemnification has not provided to the other party appropriate evidence to substantiate any such claim;

(b) to the extent any such claim is for expenses incurred which are not reasonable;

(c) to the extent any such claim by a party relates to any taxes on income or any similar benefits received by a party hereunder or any capital taxes;

(d) to the extent any such claim by a party arises from dishonesty, gross negligence or wilful misconduct of such party or any or its respective officers, directors, employees and representatives or any other indemnified person hereunder.

Section 4.05 **Assignment**

The parties shall have the right to assign all or part of their respective interests in and to the Mine Property and this Agreement without the prior written consent of the others,

provided that any such assignee shall agree in writing to be bound by the terms of this Agreement and provided also that, notwithstanding such assignment, each party shall continue to be liable to the other party under the indemnity obligations in Section 4.02, Section 4,03 and Section 4.04, and further provided that a party shall have no right to assign any interest in the Mine Property without first obtaining any required third party consents and approvals, including without limitation, those consents and approvals required by the Ministry of Northern Development and Mines and required under the Planning Act.

Section 4.06 **Prior Approval of Press Release**

The Detour Lake Joint Venture shall provide to Placer, for its prior approval, all press releases in connection with this Agreement or any matter arising in connection therewith or otherwise referencing Placer provided that any comments are provided in a timely manner so as to permit the Detour Lake Joint Venture to meet its disclosure obligations.

Section 4.07 **Confidentiality**

All information concerning this Agreement, the transactions contemplated hereby and any matters arising from or in connection with this Agreement (including information concerning any party hereto) shall be treated as confidential by the parties hereto and shall not be disclosed by any party hereto to any other person, firm or corporation without the prior written consent of the other party, except to the extent that:

(a) such disclosure may be necessary for the observance of any applicable laws or stock exchange requirements;

(b) such disclosure is reasonably necessary for the fulfilment or performance of the obligations of any such party under this Agreement or the implementation of the transactions contemplated herein, including the obtaining of any necessary consents;

(c) such information is reasonably required to be disclosed to the directors, officers, employees, agents, advisors, affiliates or representatives (collectively "Representatives") of a party hereto;

(d) such information:

    (i) is now or subsequently becomes lawfully part of the public domain other than as a result of disclosure by a party hereto or its Representatives in breach of this Agreement; or

    (ii) was in the lawful possession of such party prior to disclosure of such information; or

    (iii) such disclosure is necessary to enforce the rights of that party pursuant to this Agreement; or

(e) such information is part of the Mine Property Information.

Section 4.08 **Force Majeure**

No party shall be liable to any other party hereto and no party shall be deemed in default hereunder for any failure to perform or delay in performing any of its covenants and agreements by or arising out of any event (a "force majeure event") beyond the reasonable control of such party, excluding lack of funds but including, without limitation, lack of rights or permission by indigenous peoples' groups to enter upon the Mine Property to conduct exploration, development, and mining operations thereon, or war condition, actual or potential, earthquake, fire, storm, flood, explosion, strike, labour trouble, accident, riot, unavoidable casualty, act of restraint, present or future, of any lawful authority, act of God, protest of demonstrations by environmental lobbyists, or indigenous peoples' groups, act of the public enemy, delays in transportation, breakdown of machinery, inability to obtain necessary materials in the open market or unavailability of equipment. No right of a party shall be affected for failure or delay of a party to perform any of its covenants and agreements if the failure or delay is caused by one of the events referred to above. All times provided for in this Agreement shall be extended for the period commensurate with the period of delay and, so far as possible, the party affected shall take all reasonable steps to remedy the cause of the delay attributable to the events referred to above; provided, however, that nothing contained in this section shall require any party to settle any labour dispute, protest or demonstration, or to question or test the validity of any governmental order, regulation, or law or claim of rights by indigenous peoples' groups. The party affected shall give notice to the other party of the commencement and termination of each period of force majeure.

Section 4.09 **Further Assurances**

Each of the parties will do, execute or deliver or cause to be done, executed and delivered all such further acts, documents and things as may be reasonably required from time to time to give effect to this Agreement and to complete the transactions contemplated herein and therein.

Section 4.10 **Binding Agreement**

This Agreement will enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

Section 4.11 **Time of the Essence**

Time shall be of the essence of this Agreement.

Section 4.12 **Notice**

Any notice, commitment, election, consent or any communication required or permitted to be given hereunder by any party hereto to another party, in any capacity (hereinafter called a "Notice") shall be in writing and shall be deemed to have been well and sufficiently given if mailed by prepaid registered mail return receipt requested, telefaxed or delivered, to the respective address of such other party hereinabove set out.

Section 4.13 **Governing Law**

This Agreement and its application and interpretation will be exclusively governed by the laws prevailing in Ontario and the applicable federal laws of Canada, which will be deemed to be the proper law hereof. Each party hereby irrevocably attorns to the non-exclusive jurisdiction of the courts of Ontario.

Section 4.14 **Entire Agreement**

The provisions herein together with all other documents presented on the Closing Date constitute the entire agreement between the parties hereto and supersede all previous understandings, negotiations, representations and agreements whether verbal or written, express or implied, statutory of otherwise between the parties with respect to the subject matters herein, including without limitation, the following agreements:

(a) the Letter Agreement, but only to the extent of any terms and conditions pertaining to the Mine Property and expressly excluding those terms and conditions of the Letter Agreement that pertain to the Exploration Property (as defined in the Letter Agreement); and

(b) the Confidentiality Agreement between Placer and Pelangio dated June 22, 1998.

Section 4.15 **Currency**

A reference to currency in this Agreement means Canadian currency unless expressly indicated otherwise.

FRANCO-NEVADA MINING CORPORATION LIMITED

Per: ______________________________
Senior Vice President - Direct Holdings

c/s

Per: ______________________________
SECRETARY

PELANGIO-LARDER MINES, LIMITED

Per: ______________________________
Ingrid Hibbard
President

c/s

Per: ______________________________

PLACER DOME (CLA) LIMITED

Per: ______________________________
Scott M. Brunsdon
Vice-President and CFO, Canada

c/s

Per: ______________________________
Charles A. Jeannes
Vice-President and General Counsel, Canada

SED/dka
L:\CLIENTS\FRANCO\Detour Lake\Doc\OPTION AGREEMENT-4-agr.doc
Created: 7-Dec-1998 16:55 PM Last Saved: 7-Dec-1998 16:55 PM

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A

LEGAL DESCRIPTIONS

A. Leasehold

1. **PARCEL 1256 LEASEHOLD COCHRANE** being in the Sunday Lake Area and west of the Sunday Lake Area, in the District of Cochrane, being composed of **Mining Location CLM 230**, comprising Mining Claims P.421330, P. 421331, P. 421332, P. 421333, P. 421334, P. 421335, P. 421336, P.421337, P. 421338, P. 421339, P. 421842, P. 421843, P. 421390, P. 421395, P.421396, P. 421397, P. 421398 and P. 421399, (Part 1, Plan 6R-3276), being all of the parcel.

2. **PARCEL 1257 LEASEHOLD COCHRANE** being in the Sunday Lake Area and west of the Sunday Lake Area, in the District of Cochrane, being composed of **Mining Location CLM 231**, comprising Mining Claims P.421314, P. 421319,. P. 421324, P. 421329, P. 421370, P. 421371, P. 421372, P.421373, P. 421374, P. 431375, P. 421376, P. 421377, P. 421378, P. 421379, P.421380, P. 421385, P. 421827, P. 421828, P. 421829, P. 421830, P. 421831 and P. 421832, (Part 1, Plan 6R-3277), being all of the parcel.

3. **PARCEL 1268 LEASEHOLD COCHRANE** being in the Sunday Lake Area in the District of Cochrane, being composed of **Mining Location CLM 237**, comprising Mining Claims P. 421460, P. 421461, P. 421462, P. 421465, P.421466, P. 421467, P. 421774, P. 421775, P. 421778, P. 421779, P. 421782, P.421893, P. 421894, P. 421895, P. 421896, P. 421898, P. 421899, P. 421900, P.421901, P. 421903, P. 421904, P. 421905,; P. 421906, P. 421908, P. 421909, P.421910, P. 421911 and P. 421912, (Part 1, Plan 6R-3669), being all of the parcel.

4. **PARCEL 1603 LEASEHOLD COCHRANE** being in the Sunday Lake Area and the Lower Detour Lake Area, in the District of Cochrane, comprised of Mining Claims P. 400978, P. 400979, P. 421284, P. 421381, P. 421382, P.421383, P. 421384, P. 421386, P. 421387, P. 421391, P. 421392, P. 421393, P.421394, (Parts 1, 2, 3, 4, 15, 16, 17, 18, 19, 20, 21, 22 and 23, Plan 6R-2638), being all of the parcel.

5. **PARCEL 1642 LEASEHOLD COCHRANE** comprised of Perimeter Survey **CLM 232**, Sunday Lake Area, comprised of Mining Claims P. 421280, 421281, P. 421286, P. 421287, P. 421288, P. 421292, P. 421293, P. 421294, P.421298, P. 421299, P. 421300, P. 421301, P. 421304, P. 421305, P. 421306, P.421307, P. 421799, P. 421800, P. 421801, P. 421802, P. 421804, P. 421805, P.421806 and P. 421807 (Part 1 on Plan 6R-3278), being all of the parcel.

6. **PARCEL 1643 LEASEHOLD COCHRANE** comprised of Perimeter Survey **CLM 233**, in the Sunday Lake Area, comprising Mining Claims P. 401006, P. 401007, P. 401019, P. 421289, P. 421290, P. 421291, P. 421295, P. 421296,

P.421297, P. 421302, P. 421303, P. 421308, P. 421309, P. 421488, P. 421489, P.421803, P. 421808, P. 421814, P. 421815, P. 421819 and P. 421820, (Part 1, Plan 6R-3279), being all of the parcel.

7. **REMAINDER OF PARCEL 1644 LEASEHOLD COCHRANE** in the District of Cochrane, described as Perimeter Survey **CLM 234**, in the Sunday Lake Area, comprising Mining Claims P. 400980, P. 400981, P401010, P. 401011, P.401012, P. 401013, P. 401015, P. 401016, P. 401017, P. 401018, P. 421285, P.421340, P. 421341, P. 421342, P. 421343, P. 421344, P. 421345, P. 421346, P.421347, P. 421348, P. 421349, P. 421350, P. 421453, P. 421454, P. 421455, P.421456 and P. 421457, (Part 1, Plan 6R-3280), being all of the parcel.

8. **REMAINDER OF PARCEL 1645 LEASEHOLD COCHRANE** described as Perimeter Survey **CLM 235**, Sunday Lake Area, comprising Mining Claims P. 401020, P. 401023, P. 421470, P. 421471, P. 421472, P. 421473, P.421474, P. 421475, P. 421476, P. 421477, P. 421478, P. 421479, P. 421480, P.421481, P. 421482, P. 421483, P. 421484, P. 421485, P. 421486, P. 421487, P.421816, P. 421817, P. 421818, P. 421821, P. 421822, P. 421823, P. 421824 and P. 421825, (Part 1 on Plan 6R-3667), being all of the parcel.

B. Fee Simple

1. **Parcel 6534 North East Cochrane**, in the District of Cochrane FIRSTLY: Location RW 306, (Part 1 on Plan 6R-5062). SECONDLY: Location RW 307, (Part 2 on Plan 6R-5063) THIRDLY: Mining Claims P400974, P400975, P400976, P400977, P401008, P401009, P401014, P421282, P421283, P421388, P421389 (Parts 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, and 24 on Plan 6R-2638) being all of the parcel.

2. **Parcel 6535 North East Cochrane**, in the District of Cochrane being part of Location RW 307 (Part 1 on Plan 6R-5063) being all of the parcel.

3. **Parcel 6536 North East Cochrane**, in the District of Cochrane being FIRSTLY: Location RW 308 (Part 1 on Plan 6R-5064). SECONDLY: Location RW 309 (Part 1 on Plan 6R-5065) being all of the parcel.

Tenure		Pat#/Lic/Lease	Parcel	Tenure Type	Township Name	Size (Ha)	Expiry	Recorded Owner
CLM	230	103519	1256LC	Lease MR & SR	Sunday Lake,West of Sunday Lake	331.04	01Mar2002	Placer Dome (CLA) Limited
CLM	231	103520	1257LC	Lease MR & SR	Sunday Lake,West of Sunday Lake	301.97	01Mar2002	Placer Dome (CLA) Limited
CLM	232	105800	1642LC	Lease MR & SR	Sunday Lake	424.14	01Mar2002	Placer Dome (CLA) Limited
CLM	233	105801	1643LC	Lease MR & SR	Sunday Lake	352.28	01Mar2002	Placer Dome (CLA) Limited
CLM	234	105802	1644LC	Lease MR & SR	Sunday Lake	431.86	01Mar2002	Placer Dome (CLA) Limited
CLM	235	105803	1645LC	Lease MR & SR	Sunday Lake	500.80	01Apr2002	Placer Dome (CLA) Limited
CLM	237	103533	1268LC	Lease MR & SR	Sunday Lake	391.61	01Apr2002	Placer Dome (CLA) Limited
COC	1310	105804	1603LC	Lease MR & SR	Sunday Lake, Lower Detour Lake	289.17	01May1996	Placer Dome (CLA) Limited
COC	8533	8533Coch	6534NEC	Patented MR & SR	Sunday Lake,Lower Detour Lake	288.83		Placer Dome (CLA) Limited
COC	8534	8534Coch	6535NEC	Patented MR & SR	Sunday Lake, Lower Detour Lake	42.02		Placer Dome (CLA) Limited
COC	8535	8535Coch	6536NEC	Patented MR & SR	Sunday Lake, Lower Detour Lake	291.56		Placer Dome (CLA) Limited

Schedule "B"

This is Schedule "C"
to the Letter Agreement between Placer Dome (CLA) Limited and
Pelangio Larder Mines Limited

1. For the purpose of this Schedule, "Agreement" shall mean the Agreement to which this Schedule is attached, "Owner" shall mean the party or parties paying a percentage of Net Smelter Returns pursuant to the Agreement, "Holder" shall mean the party or parties receiving a percentage of Net Smelter Returns pursuant to the Agreement, "Claims" shall mean the Mine Property and the Exploration Property, and other capitalized terms shall have the meanings assigned to them in the Agreement.

2. For the purposes hereof, the term "Net Smelter Returns" shall, subject to paragraph 3, 4, 5, and 6 below, mean gross revenues received from the sale by the Owner of all ore mined from the Claims and from the sale by the Owner of concentrate, dore, metal and products derived from ore mined from the Claims, after deduction of the following:

   (a) all smelting and refining costs, sampling, assaying and treatment charges and penalties including but not limited to metal losses, penalties for impurities and charges for refining, selling and handling by the smelter, refinery or other purchaser (including price participation charges by smelters and/or refiners); and

   (b) costs of handling, transporting, securing and insuring such material from the Claims or from a concentrator, whether situated on or off the Claims, to a smelter, refinery or other place of treatment, and in the case of gold or silver concentrates, security costs; and

   (c) ad valorem taxes and taxes based upon sales or production, but not income taxes; and

   (d) marketing costs, including sales commissions, incurred in selling ore mined from the Claims and from concentrate, dore, metal and products derived from ore mined from the Claims.

3. (a) Where revenue otherwise to be included under this Schedule is received by the Owner in a transaction with a party with whom it is not dealing at arm's length, the revenue to be included shall be based on the fair market value under the circumstances and at the time of the transaction.

   (b) Where a cost otherwise deductible under this Schedule is incurred by the Owner in a transaction with a party with whom it is not dealing at arm's length, the cost to be deducted shall be the fair market cost under the circumstances and at the time of the transaction.

4. For the purpose of determining Net Smelter Returns, all receipts and major disbursements in a currency other than Canadian shall be converted into Canadian currency on the day of receipt or disbursement, as the case may be, and all other disbursements in a currency other than Canadian shall be converted into Canadian currency at the average rate for the month of disbursement determined using the Bank of Canada noon rates.

5. The Owner may, but shall not be under any duty to, engage in price protection (hedging) or speculative transactions such as futures contracts and commodity options in its sole discretion covering all or part of production from the Claims and, except in the case where Products are actually delivered and a sale is actually consummated under such price protection or speculative transactions, none of the revenues, costs, profits or losses from such transactions shall be taken into account in calculating Net Smelter Returns or any interest therein.

6. If the Claims are brought into commercial production, they may be operated as a single operation with other mining properties owned by third parties or in which the Owner has an interest, in which event, the parties agree that (notwithstanding separate ownership thereof) ores mined from the mining properties (including the Claims) may be blended at the time of mining or at any time thereafter, provided, however, that the respective mining properties shall bear and have allocated to them their proportionate part of costs described in paragraphs 2(a) to 2(d) above incurred relating to the single operation, and shall have allocated to each of them the proportionate part of the revenues earned relating to such single operation. In making any such allocation, effect shall be given to the tonnages and location of ore and other material mined and beneficiated and the characteristics of such material including the metal content of ore removed from, and to any special charges relating particularly to ore, concentrates or other products or the treatment thereof derived from, any of such mining properties.

The Owner shall ensure that reasonable practices and procedures are adopted and employed for weighing, determining moisture content, sampling and assaying and determining recovery factors.

7. Payments of the applicable percentage of Net Smelter Returns shall be made to the Holder within 30 days after the end of each calendar quarter in which Net Smelter Returns, as determined on the basis of final adjusted invoices, are received by the Owner. All such payments shall be made in Canadian dollars.

8. After the year in which commercial production is commenced on the Claims, the Holder receiving a percentage of Net Smelter Returns from the Owner shall be provided annually on or before April 1 with a copy of the calculation of Net Smelter Returns, determined in accordance with this Appendix, for the preceding calendar year, certified correct by the Owner.

9. Nothing contained in the Agreement or any Schedule attached thereto shall be construed as conferring upon the Holder any right to or beneficial interest in the Claims. The right to receive a percentage of Net Smelter Returns from the Owner as and when due is and shall be deemed to be a contractual right only. Furthermore, the right to receive a percentage of Net Smelter Returns by the Holder from the Owner as and when due shall not be deemed to constitute the Owner the partner, agent or legal representative of the Holder or to create any fiduciary relationship between them for any purpose whatsoever.

10. The Owner shall be entitled to (i) make all operational decisions with respect to the methods and extent of mining and processing of ore, concentrate, dore, metal and products produced from the Claims (for example, without limitation, the decision to process by heap leaching rather than conventional milling), (ii) make all decisions relating to sales of such ore, concentrate, dore, metal and products produced and, (iii) make all decisions concerning temporary or long-term cessation of operations.

11. The Holder shall be entitled to record its Net Smelter Returns interest on the title register for the Claims. If the Owner sells, assigns, transfers or otherwise disposes of the whole or any part of its interest in the Claims, any such sale, assignment, transfer or other disposition shall carry the rights, and shall delegate and make the interest subject to, all the liabilities and obligations of the Owner to the Holder under the Agreement. Each transferee of such interest shall, by written agreement with and for the benefit of the Holder, assume and agree to pay and perform such liabilities and obligations. Such assumption shall not serve to release or discharge the Owner from any of the said liabilities or obligations theretofore accrued to the Holder with respect to the interest or portion thereof being transferred, but shall release and discharge the Owner from all of the said liabilities and obligations thereafter accruing to the Holder with respect to the interest or portion thereof being transferred.

SCHEDULE C



DE
SUNDAY CREEK
535
1154728
16 UNITS
1154727
4 UNITS
Sunday Cr.
SUNDAY
LAKE
1154729
8 UNITS
1154730
10 UNITS
DETOUR LAKE
LOWER
464
DETOUR LAKE MINE
CLM 240
CLM 238
CLM 239
CLM 237
CLM 235
CLM 236
CLM 233
CLM 234
CLM 232
LAKE